Exhibit 99.1

O2Micro®

Breathing Life into Mobility

Advanced Solutions for Industry Leaders!

2010 ANNUAL REPORT

NASDAQ: OIIM

www.o2micro.com

CONTENTS

CORPORATE INFORMATION	1
CHAIRMAN’S STATEMENT	2
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL HIGHLIGHTS	7

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THIS PAGE INTENTIONALLY LEFT BLANK

CORPORATE INFORMATION

Independent Auditor	Deloitte & Touche
Legal counsel	Morrison & Foerster LLP Palo Alto office 755 Page Mill Road Palo Alto, California, USA 94304	Maples and Calder PO Box 309 Ugland House Grand Cayman KY1-1104 Cayman Islands
Board of Directors	Executive Directors
Sterling Du (Chairman, Chief Executive Officer)
Chuan Chiung “Perry” Kuo (Chief Financial Officer)
James Elvin Keim (Head of Marketing and Sales)

Independent Non-executive Directors
Michael Austin
Teik Seng Tan
Shoji Akutsu
Lawrence Lai-Fu Lin
Dinghuan Shi
Ji Liu

Depositary for American Depositary Receipts	The Bank of New York Mellon Corporation ADR Division One Wall Street, 29th Floor New York, New York, USA 10286

Share Registrar	Maples Fund Services (Cayman) Limited PO Box 1093 Boundary Hall, Cricket Square Grand Cayman KY-1102 Cayman Islands

Corporate Headquarters	Grand Pavilion Commercial Centre, West Bay Road PO Box 32331 SMB, George Town Grand Cayman, Cayman Islands Phone: (345) 945-1110 Fax: (345) 945-1113

Other Addresses	3118 Patrick Henry Drive Santa Clara, CA, USA 95054 Phone: (408) 987-5920 Fax: (408) 987-5929	11th Floor, 54, Sec 4, Minsheng East. Road Taipei, Taiwan 105 Phone: (886) 2-2545-9095 Fax: (886) 2-2547-1721

Registered office	Maples Corporate Services Limited Ugland House, P.O. Box 309 Grand Cayman KY1-1104, Cayman Islands

CHAIRMAN’S STATEMENT

TO OUR SHAREHOLDERS

This past year our business increased in several important areas. Our revenue and GAAP EPS per ADS from continuing operations grew from $124.3 million and $0.10 in 2009 to $137.8 million and $0.63 in 2010.  Our business increased proportionately to growth in core markets. The year began very strong as key OEM customers reacted favorably to stabilizing economies. However, this resulted in business that was front-end loaded to the first half of 2010 and moved the normal seasonal trends forward. In the second half of 2010, our industry experienced an inventory correction that endured through the year’s end. As I write this letter, the inventory correction appears to have run its course and left key markets in relatively healthy shape. This bodes well for unit growth in 2011.

During 2010, our IC products for consumer electronic applications were a key area of focus. Both our CCFL inverter and LED driver ICs benefited from unit growth in large panel LCD applications. We enjoyed good adoption of our LED driver technology and O2Micro has clearly established itself as a next-generation leader in the market. Moreover, this should continue to benefit the company in future years as LED driver adoption expands in the LCD display markets where O2Micro is already an incumbent. From an end market perspective, we grew along with units in the LCD TV and LCD monitor markets. We also pursued new power management applications in the camcorder market and secured our first design wins for our DC/DC and USB charger products. These power products have penetrated leading Japanese consumer electronics companies and opened up new target markets to our company. In this sense, we have successfully expanded the breadth of our consumer footprint.

Our computer segment continues to be another area of focus. We maintained strong market share in backlighting applications and grew even faster in DC/DC and charger products. Furthermore, we had significant design wins in our PCI Express family, where we have recently included first time support for the new UBS 3.0 standard. All of our business lines in the computer segment have good momentum and we are confident in the outlook for unit growth and market share gains in 2011. We are also working to increase our silicon content per unit and grow this segment faster than the overall company. In this sense, we are expanding the depth of our product footprint.

The industrial segment is also very important. Our lighting and battery management ICs are gaining good traction in various end-market applications. Our battery management products are growing in the power tool market and we continue to develop opportunities in the automotive sector. At the same time, we have begun to penetrate the automotive sector with our LED driver in headlight and taillight applications. In addition, we have also established key partnerships to bring our LED driver controller ICs to commercial and general lighting markets. We have secured customers in Japan and China for general lighting and continue to develop relationships to support long-term growth in this emerging market.

As we look backward on 2010, we have built a solid foundation in our core consumer, computer, and industrial segments. This foundation leverages our power management expertise into both new and core markets. This expertise is also becoming increasingly important because the basic notebook architecture is being utilized more pervasively across various consumer electronic devices. Our move to supply our DC/DC and charger ICs to the camcorder market is a first step in this direction. However, the total opportunity for our power products is much larger and addresses the full range of devices running common operating systems and notebook architectures, such as tablets, game consoles, smart phones, and other units. In essence, we see numerous markets developing for our power ICs, which should allow us to continue to expand both the breadth and the depth of our key market segments. For all of these reasons, I am optimistic that our company has a bright future.

Sterling Du
Chairman of the Board and
Chief Executive Office

O2Micro International Limited and Subsidiaries

Consolidated Financial Statements as of
December 31, 2010 and 2009 and for the Three Years Ended December 31, 2010, 2009 and 2008, and
Report of Independent Registered Public
Accounting Firm

FINANCIAL HIGHLIGHTS

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	December 31
ASSETS	2010	2009

CURRENT ASSETS
Cash and cash equivalents (notes 4 and 5)	$42,277	$38,831
Restricted cash	562	236
Short-term investments (notes 4 and 6)	68,728	74,502
Accounts receivable, net (note 7)	13,239	14,556
Inventories (note 8)	13,683	9,457
Prepaid expenses and other current assets (note 9)	2,434	3,342
Total current assets	140,923	140,924

LONG-TERM INVESTMENTS (notes 4 and 10)	20,676	15,190

PROPERTY AND EQUIPMENT, NET (note 11)	29,739	30,570

OTHER ASSETS
Intangible assets, net (note 12)	1,936	4,266
Restricted assets	-	1,443
Other assets (note 13)	4,360	4,921
Total other assets	6,296	10,630

TOTAL ASSETS	$197,634	$197,314

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$8,299	$8,760
Income tax payable	494	411
Accrued expenses and other current liabilities (note 14)	8,031	7,731
Total current liabilities	16,824	16,902

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities (note 16)	679	498
Long-term income tax payable (note 15)	302	341
Other liabilities	129	129
Total long-term liabilities	1,110	968

Total liabilities	17,934	17,870

COMMITMENTS AND CONTINGENCIES (notes 19 and 20)

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share;
Authorized – 250,000,000 shares;	-	-
Ordinary shares at $0.00002 par value per share;
Authorized – 4,750,000,000 shares;
Issued and outstanding –1,675,021,100 and 1,809,461,200 shares as of December 31, 2010 and 2009, respectively	34	36
Additional paid-in capital	135,703	142,679
Retained earnings	36,937	33,214
Accumulated other comprehensive income	7,602	3,515
Treasury stock – 5,000,000 shares and nil as of December 31, 2010 and 2009, respectively	(576)	-

Total shareholders’ equity	179,700	179,444

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$197,634	$197,314

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2010	2009	2008

NET SALES	$137,789	$124,294	$135,438

COST OF SALES	53,205	50,139	56,591

GROSS PROFIT	84,584	74,155	78,847

OPERATING EXPENSES (INCOME)
Research and development (a)	31,055	29,128	31,255
Selling, general and administrative (a)	31,087	41,055	36,560
Goodwill impairment	-	-	2,782
Write-off of prepayment to foundry services	-	-	2,942
Litigation income	-	-	(2,000)

Total operating expenses	62,142	70,183	71,539

INCOME FROM OPERATIONS	22,442	3,972	7,308

NON-OPERATING INCOME (EXPENSES)
Interest income	927	1,308	2,328
Impairment loss on long-term investments (note 10)	-	-	(14,146)
Foreign exchange gain (loss), net	(150)	31	(412)
Other, net	151	30	97

Total non-operating income (expenses)	928	1,369	(12,133)

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAX	23,370	5,341	(4,825)

INCOME TAX EXPENSE (note 15)	1,325	1,740	2,240

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	22,045	3,601	(7,065)

LOSS FROM DISCONTINUED OPERATIONS, NET OF TAX (a)	9,843	6,418	6,744

NET INCOME (LOSS)	12,202	(2,817)	(13,809)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	2,583	287	1,466
Unrealized gain (loss) on available-for-sale securities	1,687	2,006	(3,776)
Unrealized pension gain (loss)	(183)	9	(123)

Total other comprehensive income (loss)	4,087	2,302	(2,433)

COMPREHENSIVE INCOME (LOSS)	$16,289	$(515)	$(16,242)

(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2010	2009	2008

BASIC EARNINGS (LOSS) PER SHARE (note 18)
Continuing operations	$0.01	$-	$(0.01)
Discontinued operations	-	-	-
	$0.01	$-	$(0.01)

DILUTED EARNINGS (LOSS) PER SHARE (note 18)
Continuing operations	$0.01	$-	NA
Discontinued operations	-	-	NA
	$0.01	$-	NA

NUMBER OF SHARES USED IN EARNINGS PER SHARE CALCULATION:
Basic (in thousands)	1,706,665	1,840,995	1,862,831
Diluted (in thousands)	1,752,832	1,865,876	1,862,831

(a) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$923	$1,078	$931
Selling, general and administrative	$2,905	$2,215	$1,621
Discontinued operations	$66	$102	$136

The accompanying notes are an integral part of the consolidated financial statements.                            (Concluded)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In Thousand US Dollars, Except Share Data)

					Accumulated Other
					Comprehensive Income
			Additional		Unrealized	Cumulative	Unrealized
	Ordinary Shares		Paid – in	Retained	Investment	Translation	Pension		Treasury	Shareholders’
	Shares	Amount	Capital	Earnings	Gain (Loss)	Adjustment	Loss	Total	Stock	Equity

BALANCE, JANUARY 1, 2008	1,911,868,150	$38	$144,944	$56,847	$1,573	$2,168	$(95)	$3,646	$(1,296)	$204,179

Issuance of:
Shares for exercise of stock options	712,500	1	64	-	-	-	-	-	-	65
Shares for Employee Stock Purchase Plan	9,301,700	-	869	-	-	-	-	-	-	869
Shares vested under restricted share units	3,914,700	-	-	-	-	-	-	-	-	-
Acquisition of treasury stock – 88,008,650 shares	-	-	-	-	-	-	-	-	(11,779)	(11,779)
Retirement of treasury stock	(93,008,650)	(2)	(6,781)	(6,292)	-	-	-	-	13,075	-
Stock-based compensation	-	-	2,688	-	-	-	-	-	-	2,688
Net loss for 2008	-	-	-	(13,809)	-	-	-	-	-	(13,809)
Pension loss	-	-	-	-	-	-	(123)	(123)	-	(123)
Foreign currency translation adjustments	-	-	-	-	-	1,466	-	1,466	-	1,466
Unrealized loss on available-for-sale securities	-	-	-	-	(3,776)	-	-	(3,776)	-	(3,776)

BALANCE, DECEMBER 31, 2008	1,832,788,400	37	141,784	36,746	(2,203)	3,634	(218)	1,213	-	179,780
Issuance of:
Shares for exercise of stock options	2,397,000	-	114	-	-	-	-	-	-	114
Shares for Employee Stock Purchase Plan	10,685,400	-	575	-	-	-	-	-	-	575
Shares vested under restricted share units	6,911,250	-	-	-	-	-	-	-	-	-
Acquisition of treasury stock – 43,320,850 shares	-	-	-	-	-	-	-	-	(3,905)	(3,905)
Retirement of treasury stock	(43,320,850)	(1)	(3,189)	(715)	-	-	-	-	3,905	-
Stock-based compensation	-	-	3,395	-	-	-	-	-	-	3,395
Net loss for 2009	-	-	-	(2,817)	-	-	-	-	-	(2,817)
Pension gain	-	-	-	-	-	-	9	9	-	9
Foreign currency translation adjustments	-	-	-	-	-	287	-	287	-	287
Unrealized gain on available-for-sale securities	-	-	-	-	2,006	-	-	2,006	-	2,006

BALANCE, DECEMBER 31, 2009	1,809,461,200	36	142,679	33,214	(197)	3,921	(209)	3,515	-	179,444
Issuance of:
Shares for exercise of stock options	607,300	-	33	-	-	-	-	-	-	33
Shares for Employee Stock Purchase Plan	5,059,650	-	500	-	-	-	-	-	-	500
Shares vested under restricted share units	14,397,750	1	(1)	-	-	-	-	-	-	-
Acquisition of treasury stock – 159,504,800 shares	-	-	-	-	-	-	-	-	(20,460)	(20,460)
Retirement of treasury stock	(154,504,800)	(3)	(11,402)	(8,479)	-	-	-	-	19,884	-
Stock-based compensation	-	-	3,894	-	-	-	-	-	-	3,894
Net income for 2010	-	-	-	12,202	-	-	-	-	-	12,202
Pension loss	-	-	-	-	-	-	(183)	(183)	-	(183)
Foreign currency translation adjustments	-	-	-	-	-	2,583	-	2,583	-	2,583
Unrealized gain on available-for-sale securities	-	-	-	-	1,687	-	-	1,687	-	1,687

BALANCE, DECEMBER 31, 2010	1,675,021,100	$34	$135,703	$36,937	$1,490	$6,504	$(392)	$7,602	$(576)	$179,700

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousand US Dollars)

	Years Ended December 31
	2010	2009	2008
OPERATING ACTIVITIES
Net income (loss)	$12,202	$(2,817)	$(13,809)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	5,282	5,929	6,876
Stock-based compensation	3,894	3,395	2,688
Asset impairment charges	2,184	-	-
Impairment loss on long-term investments	-	-	14,146
Loss on disposal of property and equipment	15	203	56
Goodwill impairment	-	-	2,782
Deferred income taxes	242	(15)	46
Other, net	14	47	57
Changes in operating assets and liabilities:
Accounts receivable, net	1,317	(3,978)	13,605
Inventories	(4,228)	6,931	5,720
Prepaid expenses and other current assets	912	(499)	4,981
Prepayment for testing service and deferred charges	(676)	(757)	(2,192)
Notes and accounts payable	(461)	4,640	(6,716)
Income tax payable	84	176	(893)
Accrued expenses and other current liabilities	337	(510)	(2,463)
Accrued pension liabilities	(65)	(64)	(88)
Long-term income tax payable	(40)	48	92

Net cash provided by operating activities	21,013	12,729	24,888

INVESTING ACTIVITIES
Acquisition of:
Short-term investments	(29,726)	(38,245)	(99,263)
Long-term investments	(3,817)	-	(5,700)
Property and equipment	(2,307)	(1,123)	(2,408)
Intangible assets	-	-	(293)
Cash paid in acquisition	-	-	(6,500)
(Increase) decrease in:
Restricted assets	1,476	-	10,877
Restricted cash	(307)	(80)	5,723
Other assets	(82)	(144)	211
Increase (decrease) in other liabilities	-	(23)	23
Proceeds from:
Sale of short-term investments	35,648	37,116	55,849
Disposal of a subsidiary – net of cash disposed	-	-	6,181
Disposal of property and equipment	16	20	51

Net cash provided by (used in) investing activities	901	(2,479)	(35,249)

FINANCING ACTIVITIES
Acquisition of treasury stock	(20,460)	(3,905)	(11,779)
Proceeds from:
Exercise of stock options	33	114	65
Issuance of ordinary shares under the Employee Stock Purchase Plan	500	575	869

Net cash used in financing activities	(19,927)	(3,216)	(10,845)

(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousand US Dollars)

	Years Ended December 31
	2010	2009	2008

EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE	$1,459	$(47)	$453

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,446	6,987	(20,753)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	38,831	31,844	52,597

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$42,277	$38,831	$31,844

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest	$-	$-	$-
Cash paid for tax	$1,296	$1,366	$2,871

NON-CASH INVESTING AND FINANCING ACTIVITIES
Restricted assets reclassified to short-term investments	$-	$-	$317
Restricted cash reclassified to short-term investments	$-	$1,000	$-
Long-term investment in exchange for acquisition	$-	$-	$1,305
Land in exchange for building	$-	$8,918	$-

The accompanying notes are an integral part of the consolidated financial statements.(Concluded)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars Unless Otherwise Noted)

1.	GENERAL

Business

O2Micro, Inc. was incorporated in the state of California in the United States of America on March 29, 1995 to design, develop, and market innovative power management and e-commerce components and systems for the Communications, Computer, Consumer, Industrial and Automotive markets. In March 1997, O2Micro International Limited (the “Company”) was formed in the Cayman Islands and all authorized and outstanding common stock, preferred stock, and stock options of O2Micro, Inc. were exchanged for the Company’s ordinary shares, preference shares, and stock options with identical rights and preferences.  O2Micro, Inc. became the Company’s subsidiary after the share exchange.

The Company’s ordinary shares (“Shares”) were initially listed on The NASDAQ National Market (“NASDAQ”) on August 23, 2000 and on the Cayman Islands Stock Exchange on February 1, 2001.  At the Extraordinary General Meeting of Shareholders (“EGM”) held on November 14, 2005, the shareholders approved a public global offering of the Company’s Shares and the proposed listing of the Company's Shares on the Main Board of The Stock Exchange of Hong Kong Limited (“SEHK”) and various matters related to the proposed listing and offering.  Following the approval of these matters, the Company ceased trading its Shares on the NASDAQ, effected a 50-for-1 share split of Shares, created an American depositary share (“ADS”) program for the ADSs to be quoted on the NASDAQ, and delisted the Shares from the NASDAQ on November 25, 2005. The Company commenced trading of ADSs on the NASDAQ on November 28, 2005 and subsequently listed the Shares on the SEHK on March 2, 2006 by way of introduction.

On February 27, 2009, the Company submitted an application for the voluntary withdrawal of the listing of Shares on the Main Board of SEHK (collectively referred to as “Proposed Withdrawal”) for reasons of cost and utility.  The Company will retain its existing primary listing of ADSs on the NASDAQ following the Proposed Withdrawal and for the foreseeable future.  The Proposed Withdrawal has been approved at the EGM held on May 30, 2009 and the listing of the Shares on SEHK was withdrawn on September 9, 2009.

The Company has incorporated various wholly-owned subsidiaries, including (among others) O2Micro Electronics, Inc. (“O2Micro-Taiwan”), O2Micro International Japan Ltd. (“O2Micro-Japan”), O2Micro Pte Limited-Singapore (“O2Micro-Singapore”), O2Micro (China) Co., Ltd. (“O2Micro-China”), and O2Security Limited (“O2Security”). O2Micro-Taiwan is engaged in operations and sales support services. O2Micro-Japan is engaged in sales support services. O2Micro-Singapore, O2Micro-China, and other subsidiaries are mostly engaged in research and development services.  O2Security was primarily engaged in operations and sales of Network Security products (“Network Security Group”).  To assure its testing capacity and flexibility, the Company also established a subsidiary, OceanOne Semiconductor (Ningbo) Limited (“OceanOne”) in Ningbo of the People’s Republic of China (“China”) in August 2005.  OceanOne is engaged in semiconductor testing service and commenced its operations in January 2007. In June 2008, the Company entered into a share transfer agreement with Sigurd Microelectronics (Cayman) Co., Ltd. (“Sigurd Cayman”) to dispose of 100% ownership of OceanOne for $6,700,000.  The share transfer was subsequently completed on July 2, 2008.

In November 2010, the Company commenced a plan to terminate its Network Security business and initiated shutdown activities associated with the Network Security Group.  The Company has reflected the operating results of this business group as discontinued operations in the accompanying consolidated statements of operations.  Please also see discussions in Note 3.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

Significant accounting estimates reflected in the Company’s consolidated financial statements include valuation allowance for deferred income tax assets, allowance for doubtful accounts, inventory valuation, useful lives for property and equipment, impairment on long-lived assets, identified intangible assets, and goodwill, allowances for sales adjustments, pension and uncertain tax liabilities, contingencies and stock-based compensation.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, short-term investments and accounts receivable.  Cash is deposited with high credit quality financial institutions.  For cash equivalents and short-term investments, the Company invests primarily in time deposits and debt securities with high credit quality.  For accounts receivable, the Company performs ongoing credit evaluations of its customers’ financial condition and the Company maintains an allowance for doubtful accounts based upon a review of the expected collectability of individual accounts.

Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, and notes and accounts payable. The carrying amounts approximate the fair value due to the short-term maturity of those instruments.  Fair value of available-for-sale investments including short-term investments and long-term investments is based on quoted market prices.  Long-term investments in private company equity securities are accounted for under the cost method because the Company does not exercise significant influence over the entities.  The Company evaluates related information including operating performance, subsequent rounds of financing, advanced product development and related business plan in determining the fair value of these investments and whether an other-than-temporary decline in value exists.  Fair value of restricted assets, which are composed of government bonds, negotiable certificates of deposit and cash, is estimated based on the combination of fair value of each component.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of not more than three months when purchased to be cash equivalents.  Investments with maturities of more than three months are classified as short-term investments.

Restricted Assets/Cash

The Company classifies deposits made for customs and cash pledged to a bank for the issuance of letters of credit as restricted cash.  The deposits are classified as current assets if refundable within a twelve-month period from the balance sheet date. Restricted assets as of December 31, 2009 consisted of deposits made for Taiwan court cases in the form of Taiwan Government bonds, negotiable certificates of deposit and cash (note 20).  By December 31, 2010, all restricted assets were released upon the resolution of the related litigation.

Short-term Investments

The Company maintains its excess cash in time deposits, US treasury bills, government, corporate, or other agency bonds issued with high credit ratings.  The specific identification method is used to determine the cost of securities sold, with realized gains and losses reflected in non-operating income and expenses.  As of December 31, 2010, all the above-mentioned investments were classified as available-for-sale securities and were recorded at fair value. Unrealized gains and losses on these investments are included in accumulated other comprehensive income and loss as a separate component of shareholders’ equity, net of any related tax effect, unless unrealized losses are deemed other-than-temporary. Unrealized losses are recorded as a charge to income when deemed other-than-temporary.

Investment transactions are recorded on the trade date.

Inventories

Inventories are stated at the lower of standard cost or market value.  The cost of inventories comprises cost of purchasing raw materials and where applicable, those overheads that have been incurred in bringing the inventories to their present location and condition.  Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in, first-out basis. The Company assesses its inventory for estimated obsolescence or unmarketable inventory based upon management’s assumptions about future demand and market conditions and writes down inventory as needed.

Long-term Investments

Long-term investments in private companies over which the Company does not exercise significant influence are accounted for under the cost method. Management evaluates related information in determining whether an other-than-temporary decline in value exists.  Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financing at an amount below the cost basis of the investment. The list is not all-inclusive and management periodically weighs all quantitative and qualitative factors in determining if any impairment loss exists.

Long-term investments in listed companies are classified as available-for-sale securities and are recorded at fair value.  Unrealized gains and losses on these investments are included in accumulated other comprehensive income and loss as a separate component of shareholders’ equity, net of any related tax effect, unless unrealized losses are deemed other-than-temporary.  Unrealized losses are recorded as a charge to income when deemed other-than-temporary.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Major additions and betterments are capitalized, while maintenance and repairs are expensed as incurred.

Depreciation is computed on a straight-line basis over estimated service lives that range as follows: buildings - 35 to 49.7 years, equipment - 3 to 10 years, furniture and fixtures - 3 to 9 years, leasehold improvements - the shorter of the estimated useful life or the lease term, which is 2 to 6 years, and transportation equipment - 5 years.

Long-lived Asset Impairment

The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable.  The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from the asset is separately identifiable and is less than the carrying value.  If impairment occurs, a loss based on the excess of the carrying value over the fair value of the long-lived asset is recognized.  Fair value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate.

Goodwill

The Company records goodwill when the purchase price of an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired.  The Company performs an annual impairment review or more frequently if events or changes in circumstances suggest that the carrying amount may not be recoverable for each reporting unit using a fair value approach.  Reporting units may be operating segments as a whole or an operation one level below an operating segment, referred to as a component.  Goodwill impairment is tested using a two-step approach.  The first step compares the fair value of a reporting unit to its carrying amount, including goodwill.  If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required.  If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount.  If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess.  The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchases price over the amounts assigned to assets and liabilities.  Estimating fair value is performed by utilizing various valuation approaches, such as the income approach or market approach.

Identified Intangible Assets

Intellectual property assets primarily represent customer relationship, tradename, and developed technologies acquired, and are recorded based on a purchase price allocation analysis on the fair value of the assets acquired. The Company amortizes acquired intangible assets using straight-line method over the estimated life ranging from 3 to 10 years.

The intangible assets, subject to amortization, are reviewed for impairment whenever circumstances indicate that the useful life is shorter than the Company had originally estimated or that the carrying amount of assets may not be recoverable.  If such facts and circumstances exist, the Company assesses the recoverability of identified intangible assets by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairments, if any, are based on the excess of the carrying amount over the fair value of those assets.  The Company determines the fair value using the income approach which includes the discounted cash flow and other economic factors as inputs.

Treasury Stock

The Company retires ordinary shares repurchased under a share repurchase plan.  Accordingly, upon retirement the excess of the purchase price over par value is allocated between additional paid-in capital and retained earnings based on the average issuance price of the shares repurchased.  A repurchase of ADS is recorded as treasury stock until the Company completes the withdrawal of the underlying ordinary shares from the ADS program.

Revenue Recognition

Revenue from product sales to customers, other than distributors, is recognized at the time of shipment and when title and right of ownership transfers to customers.  The four criteria for revenue being realized and earned are the existence of evidence of sale, actual shipment, fixed or determinable selling price, and reasonable assurance of collectability.

Allowances for sales returns and discounts are provided at the time of the recognition of the related revenues on the basis of experience and these provisions are deducted from sales.

In certain limited instances, the Company sells its products through distributors.  The Company has limited control over these distributors’ selling of products to third parties.  Accordingly, the Company recognizes revenue on sales to distributors when the distributors sell the Company’s products to third parties.  Thus, products held by distributors are included in the Company’s inventory balance.

Freight Costs

Costs of shipping and handling for delivery of the Company’s products that are reimbursed by customers are recorded as revenue in the consolidated statements of operations.  Shipping and handling costs are charged to cost of sales as incurred.

Research and Development

Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of new knowledge and intellectual property that will be useful in developing new products or processes, or at significantly enhancing existing products or production processes as well as expenditures incurred for the design and testing of product alternatives or construction of prototypes.  All expenditures related to research and development activities of the Company are charged to operating expenses when incurred.

Advertising Expenses

The Company expenses all advertising and promotional costs as incurred.  These costs were approximately $1,450,000 in 2010, $827,000 in 2009, and $2,127,000 in 2008, respectively.  A portion of these costs was for advertising, which approximately amounted to $374,000 in 2010, $361,000 in 2009, and $549,000 in 2008, respectively.

Pension Costs

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ pension accounts.  For employees under defined benefit pension plans, pension costs are recorded based on the actuarial calculation.

Income Tax

The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the relevant years.  Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards.  The Company believes that uncertainty exists regarding the realizability of certain deferred income tax assets and, accordingly, has established a valuation allowance for those deferred income tax assets to the extent the realizability is not deemed to be more likely than not.  Deferred income tax assets and liabilities are measured using enacted tax rates.

The Company utilizes a two step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained in a dispute with taxing authorities, including resolution of related appeals or litigation processes, if any.  The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

Stock-based Compensation

The Company grants stock options to its employees and certain non-employees and estimates the fair value of share-based payment awards on the date of grant using an option-pricing model.  The value of the portion of the award that is ultimately expected to vest is recognized as expense ratably over the requisite service periods.  The Company has elected to use the Black-Scholes option pricing model to determine the fair value of stock options on the date of grant.  The Company also grants restricted stock units (“RSU”) to its employees and the RSU are measured based on the fair market value of the underlying stock on the dates of grant.

Foreign Currency Transactions

The functional currency is the local currency of the respective entities.  Foreign currency transactions are recorded at the rate of exchange in effect when the transaction occurs.  Gains or losses, resulting from the application of different foreign exchange rates when cash in foreign currency is converted into the entities’ functional currency, or when foreign currency receivable and payable are settled, are credited or charged to income in the period of conversion or settlement.  At year-end, the balances of foreign currency monetary assets and liabilities are recorded based on prevailing exchange rates and any resulting gains or losses are credited or charged to income.

Translation of Foreign Currency Financial Statements

The reporting currency of the Company is the US dollar.  Accordingly, the financial statements of the foreign subsidiaries are translated into US dollars at the following exchange rates: assets and liabilities - current rate on balance sheet date; shareholders’ equity - historical rate; income and expenses - weighted average rate during the year.  The resulting translation adjustment is recorded as a separate component of shareholders’ equity.

Comprehensive Income (Loss)

Comprehensive income (loss) represents net income (loss) plus the results of certain changes in shareholders’ equity during a period from non-owner sources that are not reflected in the consolidated statements of operations.

Legal Contingencies

The Company is currently involved in various claims and legal proceedings.  Periodically, the Company reviews the status of each significant matter and assesses the potential financial exposure.  If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss.  In view of uncertainties related to these matters, accruals are based only on the best information available at the time.  As additional information becomes available, the Company reassesses the potential liability related to the pending claims and litigation and revises these estimates as appropriate.  Such revisions in the estimates of the potential liabilities could have a material impact on the results of operations and financial position.

The Company indemnifies third parties with whom it enters into contractual relationships, including customers; however, it is not possible to determine the range of the amount of potential liability under these indemnification obligations due to the lack of prior indemnification claims.  These indemnities typically hold these third parties harmless against specified losses, such as those arising from a breach of representation or covenant, or other third party claims that the Company’s products when used for their intended purposes infringe the intellectual property rights of such other third parties.  The indemnities are triggered by any claim of infringement of intellectual property rights brought by a third party with respect to the Company’s products.  The terms of these indemnities may not be waived or amended except by written notice signed by both parties and may only be terminated with respect to the Company’s products.

Recent Accounting Pronouncements

In June 2009, Financial Accounting Standard Board (“FASB”) issued new guidance to improve financial reporting by enterprises involved with variable interest entities (“VIE”). The new guidance modifies the approach for determining the primary beneficiary of a VIE. Under the modified approach, an enterprise is required to make a qualitative assessment whether it has (1) the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If an enterprise has both of these characteristics, the enterprise is considered the primary beneficiary and must consolidate the VIE.  The new guidance becomes effective for annual reporting periods beginning after November 15, 2009.  The adoption of the guidance did not have a material effect on the Company’s results of operations, financial positions and cash flows.

In June 2009, the FASB issued new guidance relating to the transfer of financial assets. The new guidance requires entities to provide more information regarding sales of securitized financial assets and similar transactions, particularly if the entity has continuing exposure to the risks related to the transferred financial assets. It also eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets and requires additional disclosures. The new guidance becomes effective for annual reporting periods beginning after November 15, 2009. This guidance is effective for the year ending December 31, 2010. The adoption of the guidance did not have a material effect on the Company’s results of operations, financial position and cash flows.

In September 2009, the FASB issued an accounting standard update which provides guidance on how to separate consideration in multiple-deliverable arrangements and significantly expands the related disclosure requirements. The standard establishes a hierarchy for determining the selling price of a deliverable, eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The update is effective for annual reporting periods beginning on or after June 15, 2010. Based on the Company’s analysis, the Company currently does not anticipate that the new guidance will have a material effect on the Company’s results of operations and financial position or cash flows.

In September 2009, the FASB issued an accounting standard update on arrangements that include software elements. Tangible products that have software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance, and software-enabled products will now be subject to other relevant revenue recognition guidance. The update is effective for annual reporting periods beginning on or after June 15, 2010.  Based on the Company’s analysis, the Company currently does not anticipate that the new guidance will have a material effect on the Company’s results of operations and financial position or cash flows.

In January 2010, the FASB issued an accounting update that amended guidance and clarified the disclosure requirements about fair market value measurement. These amended standards require new disclosures for significant transfers of assets or liabilities between Level 1 and Level 2 in the fair value hierarchy; separate disclosures for purchases, sales, issuance and settlements of Level 3 fair value items on a gross, rather than net basis; and more robust disclosure of the valuation techniques and inputs used to measure Level 2 and Level 3 assets and liabilities. Except for the detailed disclosures of changes in Level 3 items, which will be effective for the Company as of January 1, 2011, the remaining new disclosure requirements were effective for the Company as of January 1, 2010. The Company has included these new disclosures, as applicable, in Note 4 below.

In January 2010, the FASB issued an accounting update to clarify the scope of decrease in ownership provisions of ASC 810-10 and expands the disclosures required upon deconsolidation of a subsidiary. This guidance requires retrospective application for the company for the year ending December 31, 2009. The adoption of the guidance did not have a material effect on the Company’s results of operations, financial position and cash flows.

In April 2010, the FASB issued an accounting update that provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for certain research and development transactions. Under this new standard, a company can recognize as revenue consideration that is contingent upon achievement of a milestone in the period in which it is achieved, only if the milestone meets all criteria to be considered substantive.  This standard will be effective for the company on a prospective basis as of January 1, 2011.  Based on the Company’s analysis, the Company currently does not anticipate that the new guidance will have a material effect on the Company’s results of operations and financial position or cash flows.

In April 2010, the FASB issued an accounting update to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades must not be considered to contain a market, performance, or service condition. Therefore, an entity should not classify such an award as a liability if it otherwise qualifies for classification in equity. This guidance is effective for annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment to the opening balance of retained earnings for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. Earlier application is permitted.  Based on the Company’s analysis, the Company currently does not anticipate that the new guidance will have a material effect on the Company’s results of operations and financial position or cash flows.

In December 2010, the FASB issued an accounting update to require that supplemental pro forma information disclosures pertaining to acquisitions should be presented as if the business combination(s) occurred as of the beginning of the prior annual period when comparative financial statements are presented.  This guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This guidance is effective for business combinations consummated in periods beginning after December 15, 2010.  Early adoption is permitted.  The Company will make the required disclosures prospectively as of the date of the adoption for any material business combinations or series of immaterial business combinations that are material in the aggregate.

In December 2010, the FASB issued an accounting update to modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. For public entities, this guidance is effective for impairment tests performed during entities’ fiscal years that begin after December 15, 2010. Early application will not be permitted.  Based on the Company’s analysis, the Company currently does not anticipate that the new guidance will have a material effect on the Company’s results of operations and financial position or cash flows.

3.	DISCONTINUED OPERATIONS

As part of the Company’s strategy to evaluate its business segments periodically, management noted that the Network Security Group has incurred significant operating losses and its business had not grown as projected.  In light of the downturn of business in Network Security products the Company determined that a triggering event had occurred and initiated an impairment loss analysis on the Network Security Group’s long-lived assets using a discounted cash flow approach in estimating fair value as market values could not be readily determined.  Along with the analysis, a portion of the developed technologies intangible asset recognized in connection with the acquisition of 360 Degree Web, the property and equipment, and other assets associated with the Network Security Group, with a total net carrying value of $2,184,000 were fully written off in the third quarter of 2010.

In November 2010, the Board of Directors (the “Board”) board resolved to discontinue the operations of Network Security Group and to liquidate the assets of the Network Security Group in due course.  The Company has ceased operation and has commenced the related shutdown activities and it does not expect any significant future revenues from the operations of this business segment.

The Company determined that the Network Security Group meets the definition of a component and the results of the Network Security Group are reported as discontinued operations in the accompanying statements of operations.  Prior year financial statements have been restated to present the Network Security Group as a discontinued operation.

In conjunction with the discontinued operations, the Company recorded charges of $1,218,000 during the year ended December 31, 2010 for certain exit costs relating to the discontinuance of these operations which is reflected as part of loss from discontinued operations.

The Network Security Group accounted for $1,946,000 of net revenues and $9,591,000 of loss from operations for the year ended December 31, 2010, which are included as part the $9,843,000 of loss from discontinued operations in the accompanying consolidated statements of operations.

4.	FAIR VALUE MEASUREMENTS

The Company measures its cash equivalents and marketable securities at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 – Observable inputs such as quoted prices for identical instruments in active markets;
Level 2 – Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly;
Level 3 – Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value on a recurring basis were as follows:

(In Thousands)

	Level 1	Level 2	Level 3	Total
Items measured at fair value on a recurring basis at December 31, 2010

Cash and cash equivalents
Money market mutual funds	$-	$928	$-	$928

Short-term investments
Government bonds	-	501	-	501
Corporate bonds	-	1,005	-	1,005
Agency bonds	-	7,754	-	7,754

Long-term investments
Available-for-sale securities	5,106	-	-	5,106

Total	$5,106	$10,188	$-	$15,294

Items measured at fair value on a recurring basis at December 31, 2009

Cash and cash equivalents
Money market mutual funds	$-	$514	$-	$514
Agency bonds	-	1,392	-	1,392
Treasury bills	1,000	-	-	1,000

Short-term investments
Agency bonds	-	7,099	-	7,099

Long-term investments
Available-for-sale securities	3,437	-	-	3,437

Total	$4,437	$9,005	$-	$13,442

The Company utilizes a pricing service to estimate fair value measurements for the money market mutual funds, government bonds, corporate bonds and agency bonds. The pricing service utilizes market quotations for fixed maturity securities that have quoted prices in active markets. Fixed maturity securities other than U.S. Treasury securities generally trade daily on Dealer bids rather than bids recorded on exchanges.  The pricing service prepares estimates of fair value measurements for these securities using its proprietary pricing applications which include available relevant market information, benchmark curves, benchmarking of like securities, sector groupings and matrix pricing.

The fair value estimates provided by the pricing service for the Company’s investments are based on observable market information rather than market quotes.  Accordingly, the estimates of fair value for short-term investments were determined based on Level 2 inputs at December 31, 2010 and 2009, respectively.

Assets and liabilities measured at fair value on a non-recurring basis were as follows (nil at December 31, 2009):

(In Thousands)

	Level 1	Level 2	Level 3	Total	Total Gains (Losses)
Items measured at fair value on a non-recurring basis at December 31, 2010

Long-lived assets held and used related to the Network Security Group
Property and equipment, net (note 11)	$-	$-	$-	$-	$(340)
Intangible assets, net (note 12)	-	-	-	-	(1,729)
Deferred charges (note 13)	-	-	-	-	(115)

Total	$-	$-	$-	$-	$(2,184)

As described in Note 3, in light of the downturn of business in Network Security products, the Company determined that a triggering event had occurred and initiated an impairment loss analysis on the Network Security Group’s long-lived assets.  In conducting this analysis, the Company used a discounted cash flow approach in estimating fair value as market values could not be readily determined given the unique nature of the respective assets.  For the assets identified as being impaired, the cash flows associated with the underlying assets did not support a value greater than zero given the shutdown of the Network Security business as a result of the Company’s change in business strategy.  Accordingly, long-lived assets held and used with a carrying amount of $2,184,000 were written down to their fair value of zero, resulting in an impairment charge of $2,184,000, which was included in loss from discontinued operations for the year ended December 31, 2010.

5.	CASH AND CASH EQUIVALENTS

(In Thousands)

	December 31
	2010	2009

Time deposits	$8,911	$6,561
Savings and checking accounts	32,416	29,348
Money market mutual funds and agency bonds	928	1,906
Treasury bills	-	1,000
Petty cash	22	16
	$42,277	$38,831

6.	SHORT-TERM INVESTMENTS

(In Thousands)

	December 31, 2010
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Time deposits	$59,468	$-	$-	$59,468

Available-for-sale securities
Government bonds	501	-	-	501
Corporate bonds	1,000	5	-	1,005
Agency bonds	7,748	8	(2)	7,754
	$68,717	$13	$(2)	$68,728

(In Thousands)

	December 31, 2009
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Time deposits	$67,403	$-	$-	$67,403

Available-for-sale securities
Agency bonds	7,104	-	(5)	7,099
	$74,507	$-	$(5)	$74,502

Short-term investments by contractual maturity were as follows:

(In Thousands)

	December 31, 2010
		Fair
	Cost	Value
Time deposits
Due within one year	$54,468	$54,468
Due after one year through two years	5,000	5,000
	59,468	59,468

Available-for-sale securities
Due within one year	9,249	9,260
	$68,717	$68,728

(In Thousands)

	December 31, 2009
		Fair
	Cost	Value
Time deposits
Due within one year	$67,381	$67,381
Due after two years	22	22
	67,403	67,403

Available-for-sale securities
Due within one year	7,104	7,099
	$74,507	$74,502

The Company’s gross realized gains and losses on the sale of investments for the year ended December 31, 2010 were $2,000 and $0, the Company’s gross realized gains and losses on the sale of investments for the year ended December 31, 2009 were $1,000 and $0, respectively, and for the year ended December 31, 2008 were $1,000 and $0, respectively.

The following table shows the gross unrealized losses and fair value of the Company’s investments with unrealized losses that were not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2010 and 2009.  The Company presently does not intend to sell the debt securities listed below and believes that it is more likely than not that the Company will not be required to sell these securities that are in an unrealized loss position before recovery of the Company’s amortized cost. Furthermore, the Company has the intent and ability to hold the equity securities listed below for a sufficient period of time to allow for recovery in market value.

(In Thousands)

December 31, 2010
	Less Than 12 Months		12 Months or Greater		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

Agency bonds	$6,766	$2	$-	$-	$6,766	$2

(In Thousands)

	December 31, 2009
	Less Than 12 Months		12 Months or Greater		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

Agency bonds	$7,099	$5	$-	$-	$7,099	$5

Investment in China Resources Microelectronics Limited (“CR Micro”) (Note 10)	-	-	2,246	472	2,246	472
	$7,099	$5	$2,246	$472	$9,345	$477

7.	ACCOUNTS RECEIVABLE, NET

(In Thousands)

	December 31
	2010	2009

Accounts receivable	$14,201	$15,124
Allowances for
Doubtful accounts	(343)	(84)
Sales returns and discounts	(619)	(484)
	$13,239	$14,556

The changes in the allowances are summarized as follows:
(In Thousands)

	December 31
	2010	2009
Allowances for doubtful accounts
Balance, beginning of the year	$84	$283
Additions	259	-
Reversal and write-off	-	(199)

Balance, end of the year	$343	$84

Allowances for sales returns and discounts
Balance, beginning of the year	$484	$283
Additions	1,150	1,794
Write-off	(1,015)	(1,593)

Balance, end of the year	$619	$484

8.	INVENTORIES

(In Thousands)

	December 31
	2010	2009

Finished goods	$3,984	$3,885
Work-in-process	2,009	2,920
Raw materials	7,690	2,652
	$13,683	$9,457

9.	PREPAID EXPENSES AND OTHER CURRENT ASSETS
(In Thousands)

	December 31
	2010	2009

Prepaid expenses	$1,081	$1,247
Interest receivable	352	706
Other receivable	305	549
Value-added-tax recoverable	36	50
Deferred income tax assets	15	11
Other	645	779
	$2,434	$3,342

10.	LONG-TERM INVESTMENTS
(In Thousands)

	December 31
	2010	2009
Cost method
Sigurd Cayman	$7,200	$5,700
X-FAB Silicon Foundries N.V. (“X-FAB”)	4,968	4,968
Philip Ventures Enterprise Fund (“PVEF”)	942	585
GEM Services, Inc. (“GEM”)	500	500
Excelliance MOS Co., Ltd (“EMC”)	1,960	-
Asia Sinomos Semiconductor Inc. (“Sinomos”)	-	-
Silicon Genesis Corporation (“SiGen”)	-	-
	15,570	11,753
Available-for-sale securities – noncurrent
CR Micro	3,018	2,246
Etrend Hitech Corporation (“Etrend”)	2,088	1,191
	5,106	3,437
	$20,676	$15,190

The following table shows the gross unrealized gains and losses and fair value of the Company’s long-term investments in available-for-sale securities at December 31, 2010 and 2009.

(In Thousands)

	December 31, 2010
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

CR Micro	$2,718	$300	$-	$3,018
Etrend	920	1,168	-	2,088
	$3,638	$1,468	$-	$5,106

(In Thousands)

	December 31, 2009
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

CR Micro	$2,718	$-	$(472)	$2,246
Etrend	920	271	-	1,191

	$3,638	$271	$(472)	$3,437

In July 2008, the Company invested in preferred shares of Sigurd Cayman for $5,700,000 to become a strategic partner of Sigurd Microelectronics Corporation (“Sigurd”).  Upon completion of the transaction, the Company obtained a 19.54% ownership of Sigurd Cayman.  The Company accounts for the investment under the cost method as the Company does not exercise significant influence over operating and financial policies of Sigurd Cayman and management of Sigurd holds the controlling interests.  In April 2010, the Company participated in another round of preferred shares issued by Sigurd Cayman amounting to $1,500,000. As of December 31, 2010, the Company held 9,690,445 shares, which represented an 18.88% ownership of Sigurd Cayman.

The Company invested in X-FAB’s ordinary shares in July 2002.  X-FAB (formerly known as X-FAB Semiconductor Foundries AG) is a European-American foundry group that specializes in analog/mixed-signal application. As of December 31, 2010, the Company held 530,000 shares at the cost of $4,968,000 (4,982,000 EURO), which represented a 1.60% ownership of X-FAB.

In November 2005, the Company invested in PVEF, a fund management company in Singapore, with an investment amount of $585,000 (SG$1,000,000) for 20 units in the placement at SG$50,000 per unit.  The Company further invested $357,000 (SG$500,000) in June 2010 to obtain 30 units.  The Company held a 5% interest in the fund as of December 31, 2010.

The Company invested in GEM’s preference shares in August 2002. GEM is a multinational semiconductor assembly and test company. As of December 31, 2010, the Company held 333,334 shares at the value of $500,000, which represented a 0.94% ownership of GEM.

The Company invested in EMC’s ordinary shares in June 2010. EMC is a fabless power device design company in Taiwan, specialized in power semiconductor process development, and the design of high efficiency power device and system.  As of December 31, 2010, the Company held 3,400,000 shares at the cost of $1,960,000 (NT$62,900,000), which represented a 12.73% ownership of EMC.

In August 2004, the Company invested in CSMC Technology Corporation, a subsidiary of China Resources Microelectronic Company Limited) (“CR Micro”) by purchasing its ordinary shares which are listed on the SEHK at a purchase price of $4,547,000. CR Micro is a semiconductor foundry company.  As of December 31, 2010, the Company held 70,200,000 shares, which represented approximately 0.80% ownership of CR Micro.  The Company considered the investment to be other-than-temporarily impaired at June 30, 2006 and recognized an impairment loss of $756,000 based on the quoted market price of HK$0.42 per share on June 30, 2006. On February 23, 2009, CR Micro announced that it was considering a privatization proposal with a cash offering price of HK$0.30 per share.  In respect to this development, the Company considered this investment to be other-than-temporarily impaired and recognized an impairment loss of $1,073,000 as of December 31, 2008.  CR Micro, however, remains listed on the SEHK as its privatization proposal was disapproved by over 10% of its shareholders in June 2009.

The Company invested in Etrend’s ordinary shares in December 2002, July 2003, and March 2004, respectively. Etrend is a wafer probing, packing and testing company.  As of December 31, 2010, the Company held a 7.62% ownership of Etrend.  In August 2007, Etrend’s shares were listed on the Emerging Stock GreTai Security Market of Taiwan and the Company reclassified the investment in Etrend to available-for-sale securities.  Etrend was successfully listed on the GreTai Securities Market of Taiwan in November 2010.

In January 2005, the Company invested in ordinary shares of Sinomos, a privately owned foundry company, at a total amount of $5,000,000. In May and December 2006, the Company further invested in preferred shares of $3,288,000 and $4,785,000, respectively. In September 2008, in view of Sinomos’ operating status and recurring financial losses, the Company determined that the decline in fair value of the investment in Sinomos was other-than-temporary and recognized an impairment charge of $13,073,000.  Along with the recognition of impairment charge, the Company also wrote-off the outstanding prepayments in relation to Sinomos’ foundry service of $2,942,000.  As of December 31, 2010, the Company held 30,101,353 of ordinary and preference shares, representing an 18.41% ownership of Sinomos.

The Company invested in SiGen preferred shares in December 2000.  SiGen is an advanced nanotechnology company that develops Silicon-on-insulator, stained-silicon products and other engineered multi-layer structures to microelectronics and photonic for advanced electronic and opto-electronic device applications.  In 2002 and 2003, the Company reviewed qualitative factors related to the investment, determined that the decline in value was other-than-temporary and the carrying value was decreased to zero. The Company held 23,946 shares of SiGen as of December 31, 2010, representing a 0.06% ownership of SiGen.

11.	PROPERTY AND EQUIPMENT, NET

(In Thousands)

	December 31
	2010	2009
Cost
Land	$2,510	$2,510
Buildings	8,055	8,055
Equipment	30,793	31,360
Furniture and fixtures	1,221	1,314
Leasehold improvements	2,639	2,333
Transportation equipment	581	569
Prepayment for property and equipment	10,204	8,878
	56,003	55,019
Accumulated depreciation
Buildings	1,035	854
Equipment	21,748	20,313
Furniture and fixtures	990	1,079
Leasehold improvements	2,032	1,767
Transportation equipment	459	436
	26,264	24,449

	$29,739	$30,570

Depreciation expense recognized during the years ended December 31, 2010, 2009, and 2008 was approximately $3,731,000, $4,442,000, and $5,931,000, respectively.

An impairment charge of $340,000 was incurred as a result of impairment analysis on Network Security Group’s property and equipment for the year ended December 31, 2010.  Please see discussions in Note 3.

In August 2009, the Company sold its land, located in Hsin-Chu, Taiwan, to a developer in exchange for a portion of the real estate after it is developed, which portion will include a portion of an office building and a portion of a parking lot, valued at approximately $8,918,000.  The Company consummated this transaction to acquire office building space and parking lot space for the purpose of future operations and business growth.  The Company deferred the transaction gain of $129,000 as the building was still under the construction stage as of December 31, 2010.

12.	INTANGIBLE ASSETS, NET

In March 2008, the Company entered into an agreement with 360 Degree Web to acquire certain software products, sales and licensing contracts, registered trademarks, issued patents, patent applications, and proprietary technology in exchange for $6,500,000 and all of the shares of 360 Degree Web held by the Company with a carrying value of $1,305,000.  As a result of the acquisition, the Company obtained certain core technologies that are essential to the future growth of the Company’s business.

The Company determined that such acquisition meets the criteria for a business transfer and accounted for the transaction by the standards for business combinations.

The total purchase price was allocated as follows:

(In Thousands)

Developed technologies	$4,706
Customer relationship	261
Tradename	56
Goodwill	2,782

Total consideration	$7,805

The above purchase price allocation was based on an analysis of the fair value of the assets acquired.  The customer relationship and tradename are all amortized over 3 years.  The developed technologies, including security access control, full disk encryption, and virtual private network (“VPN”) technologies, are amortized from 8 to 10 years.  The goodwill of $2,782,000 was fully assigned to the reporting unit of Integrated Circuit Group and was primarily comprised of buyer-specific synergies.  Given that the Company’s products already incorporated certain of 360 Degree Web’s technologies, management anticipated achieving higher revenue growth as a result of this acquisition.

As a result of the global economic crisis and the resulting decline in customer demand in the fourth quarter of 2008, the overall decline in equity values and the resulting deterioration in the Company’s market capitalization made it necessary to review whether there was an indication that goodwill was impaired. The fair value of the Integrated Circuit Group reporting unit was estimated using the market approach-guideline public company method.  The information used in the valuation was obtained through discussions and a review of historical financial statements, prospective financial information, product descriptions and other relevant documents.  In addition, external research and data was considered.  Upon the completion of the goodwill impairment analysis, the Company recognized a goodwill impairment of $2,782,000 for the quarter ended December 31, 2008.

Intangible assets consisted of the following as of December 31, 2010:

(In Thousands)

	Gross
	Carrying	Accumulated
	Amount	Amortization	Net

Developed technologies	$2,564	$(819)	$1,745
Customer relationship	261	(225)	36
Tradename	56	(48)	8
Other	302	(155)	147

	$3,183	$(1,274)	$1,936

Intangible assets consisted of the following as of December 31, 2009:

(In Thousands)

	Gross
	Carrying	Accumulated
	Amount	Amortization	Net

Developed technologies	$4,706	$(790)	$3,916
Customer relationship	261	(138)	123
Tradename	56	(29)	27
Other	293	(93)	200
	$5,316	$(1,050)	$4,266

An impairment charge of $1,729,000 was incurred as a result of impairment analysis on Network Security Group’s intangible assets for the year ended December 31, 2010. Please see discussions in Note 3.

Amortization expense of the intangible assets acquired was $608,000, $663,000 and $387,000 for years ended December 31, 2010, 2009, and 2008, respectively.  The estimated amortization expense of the intangible assets as of December 31, 2010 for the coming five years was as follows:

(In Thousands)

Year
2011	$377
2012	333
2013	302
2014	273
2015	273

Total	$1,558

13.	OTHER ASSETS
(In Thousands)

	December 31
	2010	2009

Land use rights	$1,264	$1,293
Deferred charges	1,827	1,650
Prepayment for testing service	441	979
Refundable deposits	675	593
Deferred income tax assets - noncurrent	153	406
	$4,360	$4,921

All land within municipal zones in China is owned by the government.  Limited liability companies, joint stock companies, foreign-invested enterprises, privately held companies and individual natural persons must pay fees for granting of rights to use land within municipal zones.  Legal use of land is evidenced and sanctioned by land use certificates issued by the local municipal administration of land resources.  Land use rights granted for industrial purposes are limited to a term of no more than 50 years.

Land use rights are recorded at cost less accumulated amortization.  Amortization is provided on a straight-line basis over the term of the land use rights agreement which is 49.7 years.  Amortization expense of the land use rights for the years ended December 31, 2010, 2009, and 2008 was approximately $29,000, $29,000, and $28,000, respectively.

In view of the expansion of its supply chain in China, the Company entered into a testing service agreement with Sigurd Cayman to obtain certain manufacturing and testing services.  The total prepayment amounts to $1,450,000 for the service period from July 2008 to June 2011.

Deferred charges consist of consultant and maintenance contracts and are amortized over the term of the contract which is 3 to 5 years.  Amortization expense of the deferred charges for the years ended December 31, 2010, 2009, and 2008 was approximately $914,000, $795,000, and $530,000, respectively.  An impairment charge of $115,000 was incurred as a result of the impairment analysis on Network Security Group’s deferred charges for the year ended December 31, 2010.  Please see discussions in Note 3.

14.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

(In Thousands)

	December 31
	2010	2009

Salaries, bonus and benefits	$3,162	$2,931
Legal and audit fees	1,588	1,366
Engineering related expenses	891	832
Consulting fees	518	499
Shipping expenses	251	361
Withholding tax payable	194	178
Value-added tax payable	125	150
Promotional expenses	105	109
Payable for acquisition of equipment	19	48
Deferred income tax liabilities	28	35
Other accrued expenses	1,150	1,222
	$8,031	$7,731

15.	INCOME TAX

The Company is not subject to income or other taxes in the Cayman Islands. However, subsidiaries are subject to taxes of the jurisdiction where they are located.

Income (loss) before income taxes from continuing operations consisted of:
(In Thousands)

	Years Ended December 31
	2010	2009	2008

Cayman Islands	$18,235	$(780)	$(12,029)
Foreign	5,135	6,121	7,204
	$23,370	$5,341	$(4,825)

Income tax expense from continuing operations consisted of:
(In Thousands)

	Years Ended December 31
	2010	2009	2008

Current	$1,330	$1,508	$2,194
Deferred	(5)	232	46

Income tax expense	$1,325	$1,740	$2,240

Income tax expenses (benefit) from discontinued operations were $261,000 in 2010, $(138,000) in 2009, and $0 in 2008, respectively.

The Company and its subsidiaries file separate income tax returns.  Reconciliation of the significant differences between the statutory income tax rate and the effective income tax rate on pretax income (loss) from continuing operations was as follows:

	Years Ended December 31
	2010	2009	2008

Cayman statutory rate	0%	0%	0%
Foreign rates in excess of statutory rates	5.02%	30.48%	(37.76%)
Changes in deferred income tax assets	(0.97%)	(2.28%)	(18.96%)
Adjustments to prior years’ taxes	(0.82%)	(4.27%)	0.52%
Change in valuation allowance for deferred income tax assets	0.95%	6.63%	15.87%
Other	1.49%	2.02%	(6.09%)

Effective tax rate	5.67%	32.58%	(46.42%)

The deferred income tax assets and liabilities as of December 31, 2010 and 2009 consisted of the following:

(In Thousands)

	December 31
	2010	2009
Deferred income tax assets
Research and development credits	$4,772	$4,474
Net operating loss carryforwards	521	494
Depreciation and amortization	472	495
Accrued vacation and other expenses	97	177
	5,862	5,640
Valuation allowance	(5,694)	(5,223)

Total net deferred income tax assets	$168	$417

Deferred income tax liabilities
Unrealized capital allowance	$15	$3
Unrealized foreign exchange	13	32

Total deferred income tax liabilities	$28	$35

The valuation allowance shown in the table above relates to net operating losses, credit carryforwards and temporary differences for which the Company believes that realization is not more than likely. The valuation allowance increased by $471,000 and $629,000 for the years ended December 31, 2010 and 2009, respectively.  The increase in the valuation allowance is primarily due to the new research and development credits generated that cannot be fully utilized by the Company.

As of December 31, 2010, O2Micro, Inc. had US federal and state research and development credit carryforwards of approximately $4,632,000 and $5,209,000, respectively.  The US federal research and development credit will expire from 2020 through 2030 if not utilized, while the state research and development credit will never expire.

At December 31, 2010, the Company had $310,000 of unrecognized tax benefits, all of which would affect its effective tax rate if recognized.  For the years ended December 31, 2010, 2009, and 2008, the total amount of interest expense and penalties related to tax uncertainty recorded in the provision for (reversal of) income expense was approximately ($21,000), $21,000, and $81,000, respectively.  The total amount of interest and penalties recognized as of December 31, 2010 and 2009 was $81,000 and $102,000, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows:

(In Thousands)

	Years Ended December 31
	2010	2009

Balance, beginning of the year	$350	$302
Increase in tax position balance during current year	103	48
Decrease related to settlements	(11)	-
Reduction related to lapses	(132)	-

Balance, end of the year	$310	$350

Uncertain tax positions were primarily related to the allocation of income and deductions amongst the Company’s global entities.  During the next twelve months, it is reasonably possible that the total amount of unrecognized tax benefits will significantly change by up to approximately $183,000 due to the expiration of statute of limitations.

The Company files income tax returns in various foreign jurisdictions.  The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2005 because of the statute of limitations.

16.	RETIREMENT AND PENSION PLANS

The Company has a savings plan that qualifies under Section 401(k) of the US Internal Revenue Code. Participating employees may defer up to the US Internal Revenue Service statutory limit amounts of pretax salary.  The Company may make voluntary contributions to the savings plan but has made no contributions since the inception of the savings plan in 1997.

The Company also participates in mandatory pension funds and social insurance schemes, if applicable, for employees in jurisdictions in which other subsidiaries or offices are located to comply with local statutes and practices.  For the years ended December 31, 2010, 2009, and 2008, pension costs charged to income in relation to the contributions to these schemes were $1,406,000, $1,335,000, and $1,880,000, respectively.  The Company adopted a defined benefit pension plan and established an employee pension fund committee for certain employees of O2Micro-Taiwan who are subject to the Taiwan Labor Standards Law (“Labor Law”) to comply with local requirements.  This benefit pension plan provides benefits based on years of service and average salary computed based on the final six months of employment.  The Labor Law requires the Company to contribute between 2% to 15% of employee salaries to a government specified plan, which the Company currently makes monthly contributions equal to 2% of employee salaries.  Contributions are required to be deposited in the name of the employee pension fund committee with the Bank of Taiwan.  The measurement date of the plan is December 31.

The government is responsible for the administration of all the defined benefit plans for the companies in Taiwan under the Labor Standards Law. The government also sets investment policies and strategies, determines investment allocation and selects investment managers. As of December 31, 2010 and 2009, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. However, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully made available to the companies by the government. Therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets.

The percentage of major category of plan assets as of December 2010 and 2009 were as follows:

	December 31
	2010	2009

Cash	29%	44%
Equity securities	7%	11%
Debt securities	23%	15%

Changes in projected benefit obligation and plan assets for the years ended December 31, 2010 and 2009 were as follows:
(In Thousands)

	Years Ended December 31
	2010	2009

Projected benefit obligation, beginning of the year	$760	$724
Service cost	5	6
Interest cost	19	19
Benefits paid	-	-
Actuarial loss	263	11

Projected benefit obligation, end of the year	$1,047	$760

Fair value of plan assets, beginning of the year	$262	$171
Employer contributions	76	86
Actual return on plan assets	30	5

Fair value of plan assets, end of the year	$368	$262

The component of net periodic benefit cost was as follows:

(In Thousands)

	Years Ended December 31
	2010	2009

Service cost	$5	$6
Interest cost	19	19
Expected return on plan assets	(6)	(5)
Amortization of net pension loss	7	6

Net periodic benefit cost	$25	$26

The funded status of the plan was as follows:
(In Thousands)

	December 31
	2010	2009

Accumulated benefit obligation	$(755)	$(537)

Project benefit obligation	(1,047)	(760)
Plan assets at fair value	368	262

Funded status of the plan	$(679)	$(498)

The actuarial assumptions to determine the benefit obligations were as follows:

	December 31
	2010	2009

Discount rate	2.3%	2.3%
Rate of compensation increases	2.0%	2.0%

The actuarial assumptions to determine the net periodic benefit cost were as follows:

	Years Ended December 31
	2010	2009

Discount rate	2.3%	2.3%
Rate of compensation increases	2.0%	2.0%
Expected long-term rate of return on plan assets	2.0%	2.0%

The expected long-term rate of return shown for the plan assets was weighted to reflect a two-year deposit interest rate of local banking institutions.

Estimated future benefit payments are as follows:
(In Thousands)

Year

2011	$-
2012	16
2013	3
2014	9
2015-2020	145

Total estimated future benefit payments	$173

17.	STOCK-BASED COMPENSATION

Employee Stock Purchase Plan

In October 1999, the Board adopted the 1999 Employee Stock Purchase Plan (“1999 Purchase Plan”), which was approved by the shareholders prior to the consummation of its initial public offering in August 2000.  A total of 50,000,000 ordinary shares were reserved for issuance under the 1999 Purchase Plan, plus annual increases on January 1 of each year, commencing in 2001, up to 40,000,000 shares as approved by the Board.  In June 2008, an additional 20,000,000 shares were reserved for issuance as also approved by the Board. The 1999 Purchase Plan is subject to adjustment in the event of a stock split, stock dividend or other similar changes in ordinary shares or capital structure.

The 1999 Purchase Plan permits eligible employees to purchase ordinary shares through payroll deductions, which may range from 1% to 10% of an employee’s regular base pay.  Beginning November 1, 2005, the 1999 Purchase Plan shall be implemented through consecutive offer periods of 3 months’ duration commencing on the first day of February, May, August and November.  Under the 1999 Purchase Plan, ordinary shares may be purchased at a price equal to the lesser of 90% of the fair market value of the Company’s ordinary shares on the date of grant of the option to purchase (which is the first day of the offer period) or 90% of the fair market value of the Company’s ordinary shares on the applicable exercise date (which is the last day of the offer period).  Employees may elect to discontinue their participation in the purchase plan at any time; however, all of the employee’s payroll deductions previously credited to the employee’s account will be applied to the exercise of the employee’s option on the next exercise date.  Participation ends automatically on termination of employment with the Company.  If not terminated earlier, the 1999 Purchase Plan will have a term of 10 years.  During 2009, 10,685,400 ordinary shares had been purchased under the 1999 Purchase Plan.

As approved by the EGM held on May 30, 2009, the Company adopted the 2009 Employee Stock Purchase Plan (“2009 Purchase Plan”) along with the Company delisting from SEHK in September 2009.  The terms and provisions of 2009 Purchase Plan are generally the same as the 1999 Purchase Plan.  The 2009 Purchase Plan will also have a term of 10 years, if not terminated earlier.  A total of 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan starting November 2009.   During 2010, 5,059,650 ordinary shares had been purchased under the 2009 Purchase Plan.

Stock Option Plans

In 1997, the Board adopted the 1997 Stock Plan, and in 1999, adopted the 1999 Stock Incentive Plan.  The plans provide for the granting of stock options to employees, directors and consultants of the Company.

Under the 1997 Stock Plan, the Board reserved 185,000,000 ordinary shares for issuance.  After the completion of an initial public offering, no further options were granted under the 1997 Stock Plan.  Under the 1999 Stock Incentive Plan, the maximum aggregate number of shares available for grant shall be 150,000,000 ordinary shares plus an annual increase on January 1 of each year, commencing in 2001, equal to the lesser of 75,000,000 shares or 4% of the outstanding ordinary shares on the last day of the preceding fiscal year or a smaller number determined by the plan administrator.  As of December 31, 2010, the number of options outstanding and exercisable was 204,480,000 and 202,383,650, respectively, under the 1999 Stock Incentive Plan.

The Board adopted the 2005 Share Option Plan (“2005 SOP”), which was effective on March 2, 2006, the date the Company completed the listing on the SEHK, and then the Board terminated the 1997 Stock Plan and 1999 Stock Incentive Plan. The Company began issuing stock options solely under the 2005 SOP for up to 100,000,000 ordinary shares.  As approved by the EGM held on May 30, 2009, the number of shares available for issue was increased from 100,000,000 to 175,000,000 shares.  The references to Hong Kong and Hong Kong related rules and regulations were also removed along with the completion of the Company’s delisting from the SEHK in 2009.  Under the terms of the 2005 SOP, stock options are generally granted at fair market value of the Company’s ordinary shares.  The stock options have a contractual term of 8 years from the date of grant and vest over a requisite service period of 4 years.  As of December 31, 2010, the number of options outstanding and exercisable was 118,054,250 and 68,564,750, respectively, under the 2005 SOP.

A summary of the Company’s stock option activity under the plans as of December 31, 2010 and changes during the year then ended is presented as follows:

		Weighted	Weighted
		Average	Average	Aggregate
	Number of	Exercise	Remaining	Intrinsic
	Options Shares	Price	Contract Life	Value

Outstanding Options, January 1, 2010	321,869,850	$0.2083
Granted	29,544,300	$0.1155
Exercised	(607,300)	$0.0556
Forfeited or expired	(28,272,600)	$0.2235

Outstanding Options, December 31, 2010	322,534,250	$0.1988	3.77	$3,291,000

Vested and Expected to Vest Options at December 31, 2010	311,668,900	$0.2068	3.65	$2,321,000

Exercisable Options at December 31, 2010	270,948,400	$0.2171	3.23	$1,480,000

The total intrinsic value of options exercised during the years ended December 31, 2010, 2009, and 2008 were $45,000, $60,000, and $38,000, respectively.

The following table summarizes information about outstanding and vested stock options:

	Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average	Number	Average
	Number	Contractual	Exercise	Exercisable	Exercise
Range of Exercise Prices	Outstanding	Life	Price	and Vested	Price

$0.0460 - $0.1198	65,108,000	6.36	$0.0731	25,247,400	$0.0650
$0.1222 - $0.1792	61,527,450	3.32	$0.1597	52,959,850	$0.1610
$0.1808 - $0.2348	110,751,250	3.91	$0.2063	109,755,300	$0.2063
$0.2420 - $0.2994	47,368,750	1.70	$0.2771	46,540,450	$0.2770
$0.3076 - $0.4836	37,778,800	2.23	$0.3588	36,445,400	$0.3603

Balance, December 31, 2010	322,534,250	3.77	$0.1988	270,948,400	$0.2171

Share Incentive Plan

The Board adopted the 2005 Share Incentive Plan (“2005 SIP”), which was effective on March 2, 2006, the date the Company completed the SEHK listing. The 2005 SIP provides for the grant of restricted shares, restricted share units (“RSU”), share appreciation rights and dividend equivalent rights (collectively referred to as “Awards”) up to 75,000,000 ordinary shares.  As approved by the EGM held on May 30, 2009, the number of shares available for issue was increased from 75,000,000 to 125,000,000 shares.  The references to Hong Kong and Hong Kong related rules and regulations were also removed along with the completion of the Company’s delisting from the SEHK. Awards may be granted to employees, directors and consultants.  The RSUs vest over a requisite service period of 4 years.

A summary of the status of the Company’s RSUs as of December 31, 2010, and changes during the year ended December 31, 2010 is presented as follows:

		Weighted
	Number of	Average
	Outstanding	Price/Fair
	Awards	Value

Nonvested at January 1, 2010	42,888,600	$0.0904
Granted	17,329,100	$0.1172
Vested	(14,397,750)	$0.1209
Forfeited and expired	(2,599,500)	$0.1018

Nonvested at December 31, 2010	43,220,450	$0.0911

As of December 31, 2010, there was $3,906,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans including stock options and RSUs.  The cost is expected to be recognized over a weighted-average period of 2.26 years. The total fair value of RSUs vested during the years ended December 31, 2010, 2009, and 2008 was $1,688,000, $492,000, and $741,000, respectively.

Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2010, 2009, and 2008 was $533,000, $689,000, and $934,000, respectively.

The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model that use the assumptions in the following table.  Risk-free interest rate is based on the US Treasury yield curve in effect at the time of grant.  The Company uses the simplified method to estimate the expected life because the Company had limited relevant historical information to support the expected sale and exercise behavior of the employees who had been granted options under the 2005 SOP.  Expected volatilities are based on historical volatility of stock prices for a period equal to the options’ expected term.  The dividend yield is zero as the Company has never declared or paid dividends on the ordinary shares or other securities and does not anticipate paying dividends in the foreseeable future.

	Stock Options			Employee Stock Purchase Plan
	Years Ended December 31			Years Ended December 31
	2010	2009	2008	2010	2009	2008

Risk-free interest rate	1.17%-2.55%	1.85%-2.69%	1.93%-3.41%	0.10%-0.17%	0.06%-0.27%	0.49%-2.10%
Expected life	5	5	5	0.25-0.26	0.25-0.26	0.25-0.26
	Years	Years	Years	Years	Years	Years
Volatility	52%-54%	53%-58%	53%-56%	39%-52%	33%-103%	43%-82%
Dividend	-	-	-	-	-	-

The weighted-average grant-date fair values of options granted during the years ended December 31, 2010, 2009, and 2008 were $0.0551, $0.0242, and $0.0767, respectively.  The weighted-average fair values of options granted under the 1999 Purchase Plan during the years ended December 31, 2010, 2009, and 2008 were $0.0232, $0.0176, and $0.0236, respectively.

Ordinary Shares Reserved

As of December 31, 2010, ordinary shares reserved for future issuance were as follows:

Outstanding stock options	322,534,250
Outstanding RSUs	43,220,450
Shares reserved for future stock option grants	55,770,950
Shares reserved for Employee Stock Purchase Plan	19,940,350
Shares reserved for Awards	54,633,750
496,099,750

Shares issued for the exercise of stock options, Employee Stock Purchase Plan and shares vested under restricted stock units are from the new ordinary shares.

18.	EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period.  Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period, using the treasury stock method for options.

A reconciliation of the numerator and denominator of basic and diluted earnings (loss) per share calculations was as follows:

	Years Ended December 31
	2010	2009	2008

Net Income (loss) from continuing operations (in thousands)	$22,045	$3,601	$(7,065)
(Loss) from discontinued operations (in thousands)	(9,843)	(6,418)	(6,744)

Net income (loss) (in thousands)	$12,202	$(2,817)	$(13,809)

Weighted average shares outstanding (in thousands) – basic	1,706,665	1,840,995	1,862,831
Effect of dilutive securities:
Options and RSUs (in thousands)	46,167	24,881	-

Weighted average shares outstanding (in thousands) – diluted	1,752,832	1,865,876	1,862,831

Earnings (loss) per share – basic
Continuing operations	$0.01	$-	$(0.01)
Discontinued operations	-	-	-
	$0.01	-	$(0.01)

Earnings (loss) per share – diluted
Continuing operations	$0.01	$-	NA
Discontinued operations	-	-	NA
	$0.01	-	NA

Certain outstanding options and RSUs were excluded from the computation of diluted EPS since their effect would have been antidilutive. The antidilutive stock options excluded and their associated exercise prices per share were 288,759,438 shares at $0.0858 to $0.4836 as of December 31, 2010, 298,316,025 shares at $0.0522 to $0.4836 as of December 31, 2009, and 297,832,900 shares at $0.0522 to $0.4836 as of December 31, 2008.

19.	COMMITMENTS

Lease Commitments

The Company leases office space and certain equipment under noncancelable operating lease agreements that expire at various dates through December 2014.  For the years ended December 31, 2010, 2009, and 2008, leasing costs charged to income in relation to these agreements were $2,045,000, $2,051,000, and $2,218,000, respectively.  The Company’s office lease provides for periodic rental increases based on the general inflation rate.

As of December 31, 2010, future minimum lease payments under all noncancelable operating lease agreements were as follows:

Year	Operating Leases
(In Thousands)

2011	$1,561
2012	862
2013	462
2014	83

Total minimum lease payments	$2,968

Purchase obligations and commitments include payments due under various types of license, maintenance and support agreements with contractual terms from one to three years.  As of December 31, 2010, those purchase commitments were as follows:

Year
(In Thousands)

2011	$1,490
2012	259
2013	36

Total	$1,785

20.	CONTINGENCIES

Legal Proceedings

The Company is involved in several litigation matters relating to its intellectual property, as detailed below. While the Company cannot make any assurances regarding the eventual resolution of these matters, the Company does not believe at this time that the final outcomes will have a material adverse effect on its consolidated results of operations or financial condition.

Certain Cold Cathode Fluorescent Lamp Inverter Circuits And Products Containing Same, Investigation No. 337-TA-666.  On December 15, 2008, the Company filed a complaint with the United States International Trade Commission (“ITC”) in Washington, D.C. The Company alleges that Monolithic Power Systems, Inc. (“MPS”), Microsemi Corporation (“Microsemi”), Asustek, LG and BenQ have engaged in unfair acts through the unlicensed importation of certain products with MPS or Microsemi inverter controllers covered by the Company’s patents.  The Company sought an order preventing the importation of the products into the United States.  On April 20, 2010, the ITC judge issued an initial determination that the products of Microsemi infringed on one of the Company’s patents, but, MPS and Asustek do not infringe on the Company’s patents; however the full commission ruled that none of the named parties infringed on the Company’s patents.  The Company has appealed the ruling as it pertains to Microsemi.

Monolithic Power Systems, Inc. v. O2Micro International Limited, Case No. C 08-4567 CW.  On October 1, 2008, MPS filed a complaint in the United States District Court in the Northern District of California for declaratory judgment that certain claims of the Company’s patents are invalid and not infringed.  The Company has filed counterclaims for patent infringement. The matter was scheduled for trial in July 2010; however the Company dismissed the case in June 2010, and agreed to assert the patent in dispute for this matter against MPS.  MPS moved for costs and attorneys fees.  In March 2011, the Court ruled that the Company should pay MPS approximately $339,000, but deferred to rule on attorneys fees. The Company intends to appeal this ruling.

O2Micro International Limited v. HonHai Precision Industry, Ltd., et al., Case No. C -08-CV-466DF.  On December 9, 2008, the Company filed a suit against HonHai Precision Industry for breach of a settlement agreement entered into by the parties in October 2007, terminating an earlier patent infringement action initiated by the Company.  The Company alleged fraud, misrepresentation and interference with business relationships by HonHai. The case was scheduled to go to trial in November 2010, but the parties mutually settled the case before trial pursuant to a confidential settlement agreement.

O2Micro Int'l Ltd. v. Taiwan Sumida Elecs., Inc., 2009 U.S. App. LEXIS 4382 (Fed. Cir. Mar. 5, 2009), and Case No. 03-CV-007TW, Eastern District of Texas.  In a companion case involving Taiwan Sumida Electronics, Inc., the Federal Circuit vacated a judgment of infringement from the District Court for the Eastern District of Texas because the Federal Circuit had held in the MPS case that the same claims of the ‘722 patent were invalid.  The Company filed an appeal in the United States Court of Appeals, and in March 2009, the court upheld the Federal Circuit’s ruling, and a judgment to that effect was entered by the Eastern District Court of Texas.

O2Micro International Ltd. v. Beyond Innovation Technology Co. et al., Case No. 2:04-CV-32 (TJW).   On April 3, 2008, the United States Court of Appeals for the Federal Circuit vacated a jury verdict and final judgment of infringement, including a permanent injunction, against defendants Beyond Innovation Technology Company Limited, SPI Electronic Company Limited and FSP Group, and Lien Chang Electronic Enterprise Company Limited.  The Federal Circuit further remanded the case to the Eastern District of Texas, and the case was tried and submitted to the court in July 2009, and in 2010, the court ruled again in favor of O2Micro.  Beyond Innovation Technology Company is appealing the judgment.

Powertech Association LLC v.  O2Micro International Limited, et al., Case No. 09-4391.  On August 7, 2009, Powertech Association LLC, an entity formed by MPS and Microsemi, filed a complaint in the United States District Court in the Eastern District of New York, alleging certain products manufactured by the Company infringe upon three of their patents.  The Company has not been served by the Plaintiffs to date, and it currently has no obligation to defend such at this point in time.

O2 Holdings Limited v. O2Micro International Ltd., Germany, District of Hamburg.  On August 20, 2008, the Regional Court of Hamburg issued a temporary restraining order prohibiting the Company from using the trademark “O2Micro” and “O2Micro Breathing Life into Mobility” in Germany.  A hearing was held, and on November 4, 2009, the initial order was upheld.  The Company is appealing this ruling before the Court of Appeals in Hamburg.

ECS International Trading (Shanghai) Co. Ltd v. O2Security (Wuhan) Ltd.  On July 22, 2010, ECS International Trading (Shanghai) Co. Ltd (“ECS”) filed the arbitration case with China International Economic and Trade Arbitration Commission (“CIETAC”) in Beijing (Case No. DX20100430) for breach of contract relating to local compliance issues, requesting termination of the agreement between the parties, and demanding a refund of approximately $387,000 (RMB 2,560,000) from O2Security (Wuhan) Ltd (“OSW”). The case was served on November 15, 2010, and the tribunal is set but the hearing has not yet been scheduled. In addition, on November 11, 2010, ECS posted a bond of RMB 2,649,641 and applied an order for provisional seizure of RMB 2,560,240 from OSW’s bank accounts before the Honshan District Court in Wuhan (Case No. Honchungbo Tzu No 5). OSW moved the court to lift the said seizure but the court has yet to reach a decision on OSW’s request.

As of December 31, 2009, the Company deposited an amount of New Taiwan dollars equivalent to $1,443,000 with the Taiwan court for court bonds, which was accounted for as restricted assets, in connection with those actions and related preliminary injunction actions. The court bonds provide security for the enjoined party to claim damages against the Company incurred from the preliminary injunctions or the provision of a counter security in the event the Company does not ultimately succeed in the underlying infringement actions. All the court bonds have been retrieved back from the Taiwan court during the year of 2010 as related actions were closed.

In March 2008, the Company received $2,000,000 from a litigation case with Rohm Co. Ltd. settled in the United States.  No other litigation proceeds were received for the years ended December 31, 2009 and 2010.   In January 2011, the Company received $850,000 litigation income in relation to a patent litigation case in the United States.

The Company, as a normal course of business, is a party to litigation matters, legal proceedings, and claims. These actions may be in various jurisdictions and may involve patent protection and/or infringement. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company’s financial position or its results of operations. As of December 31, 2010 and 2009, no provision for any litigation has been provided.

21.	FINANCIAL INSTRUMENTS

Information on the Company’s financial instruments was as follows:

(In Thousands)

	December 31
	2010		2009
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Assets
Cash and cash equivalents	$42,277	$42,277	$38,831	$38,831
Restricted cash	562	562	236	236
Short-term investments	68,728	68,728	74,502	74,502
Long-term investments in available-for-sale securities	5,106	5,106	3,437	3,437
Restricted assets	-	-	1,443	1,443

The carrying amounts of cash and cash equivalents and restricted cash reported in the consolidated balance sheets approximate their estimated fair values.  The fair values of short-term investments and long-term investments in available-for-sale securities are based on quoted market prices.

Fair value of restricted assets made in the form of Taiwan Government bonds are based on quoted market price; the remaining restricted assets are carried at amounts which approximate fair value.

Long-term investments, except for investments in available-for-sale securities, are in privately-held companies where there is no readily determinable market value and are recorded using the cost method.  Since they entail an unreasonable high cost to obtain verifiable fair values, fair value is not presented.  The Company periodically evaluates these investments for impairment.  If it is determined that an other-than-temporary decline has occurred in the carrying value, an impairment loss is recorded in the period of decline in value.

22.	RELATED PARTY TRANSACTIONS

Executive Severance and Change of Control Agreements

In April 2007, the Company entered into an Executive Severance and Change of Control Agreement with Sterling Du, the Chief Executive Officer and Chairman of the Board, pursuant to which Mr. Du would be entitled to, among other things, two times his base salary and annual target bonus and immediate vesting of 50% of his unvested equity awards if terminated under certain circumstances.  In addition, Mr. Du would be entitled to, among other things, three times his base salary and annual target bonus and immediate vesting of 100% of his unvested equity awards if terminated under certain circumstances within twenty-four months of a change of control of the Company.

In April 2007, the Company entered into Executive Severance and Change of Control Agreements with Chuan Chiung “Perry” Kuo, the Chief Financial Officer, and James Keim, the Head of Marketing and Sales, pursuant to which these officers would be entitled to, among other things, one time base salary and annual target bonus and immediate vesting of 50% of unvested equity awards if terminated under certain circumstances.  In addition, Mr. Kuo and Mr. Keim would be entitled to, among other things, one and a half times base salary and annual target bonus and immediate vesting of 50% of unvested equity awards if terminated under certain circumstances within twelve months of a change of control of the Company.

23.	SEGMENT INFORMATION

In September 2008, the Board approved a plan to transfer Network Security business to O2Security along with its Series A preference shares financing.  In anticipation of the business transfer, management identified two reportable segments as of December 31, 2008, including Integrated Circuit Group and Network Security Group. The Integrated Circuit Group’s core products and principal source of revenue are its power management semiconductors.  These semiconductor products are produced with digital, analog, and mixed signal integrated circuit manufacturing processes.  The Network Security Group’s system security solution products include support for VPN and firewalls, which provide security functions between computer systems and networks, including the transmission of data across the Internet.  In November 2010, the Company determined to discontinue the Network Security Group.  Please see discussions in Note 3.

Prior to the approval of the transfer plan of O2Seucrity, the Company’s Chief Operating Decision Maker (“CODM”), the Chief Executive Officer, reviewed information on an enterprise-wide basis to assess performance and allocate resources.  Commencing in the fourth quarter of 2008, the CODM began to manage the Company on the basis of the new segment structure and assessed the performance of each operating segment, using information of its net sales and income from operations.

The Company does not identify or allocate assets by operating segment, nor does the CODM evaluate operating segments using discrete asset information.  The Company does not have inter-segment revenue, and, accordingly, there is none to be reported.  The Company does not allocate gains and losses from interest and other income, or income taxes to operating segments.  The accounting policies for segment reporting are the same as for the Company as a whole.

Operating segment net sales and operating income (loss), including the discontinued Network Security Group, were as follows:
(In Thousands)

	Years Ended December 31
	2010	2009	2008
Net sales
Integrated Circuit Group	$137,789	$124,294	$135,438
Network Security Group	1,946	3,204	3,387

	$139,735	$127,498	$138,825

Income (loss) from operations
Integrated Circuit Group	$22,442	$3,972	$7,308
Network Security Group	(9,591)	(6,560)	(6,744)
	$12,851	$(2,588)	$564

Net sales to unaffiliated customers (including the discontinued Network Security Group) by geographic region are based on the customer’s ship-to location and were as follows:

(In Thousands)

	Years Ended December 31
	2010	2009	2008

China	$105,170	$100,205	$109,083
Korea	14,623	14,327	10,742
Japan	11,131	9,360	12,952
Taiwan	3,854	1,966	2,606
Other	4,957	1,640	3,442
	$139,735	$127,498	$138,825

For the year ended December 31, 2010, one customer accounted for 10% or more of net sales.  For the year ended December 31, 2009, one customer accounted for 10% or more of net sales.  For the year ended December 31, 2008, two customers accounted for 10% or more of net sales.  Sales to these major customers were generated from the Integrated Circuit Group.  The percentage of net sales to those customers was as follows:

	Years Ended December 31
	2010	2009	2008

Customer A	18.9%	11.3%	11.5%
Customer B	3.1%	5.4%	12.3%

Long-lived assets, consist of property and equipment and are based on the physical location of the assets at the end of each year, and were as follows:
(In Thousands)

	December 31
	2010	2009	2008

China	$12,991	$12,784	$13,873
Taiwan	11,815	12,807	14,994
U.S.A.	4,599	4,873	5,348
Singapore	213	32	73
Other	121	74	65
	$29,739	$30,570	$34,353

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O_2Micro®

Breathing Life into Mobility

Advanced Solutions for Industry Leaders!

Eastern Europe
Beijing
Seoul
Tokyo
Wuhan
Chengdu
Shanghai
Hsinchu
Taipei
Hong Kong
Singapore
Santa Clara
Cayman Islands

Marketing Support Centers:

- Santa Clara • Seoul
- Shanghai • Taipei • Tokyo

Operations and Design Centers:

- Beijing • Chengdu • Europe • Hong Kong • Hsinchu
- Santa Clara • Shanghai • Singapore • Taipei • Wuhan

DigitalLaserTrim™, MemoryCardBus™, MultiMediaBay™, G-Based USG™, Defense on Demand™, Battery Crisis Management™, Ultra Efficient™, USG™, Area Lighting Technology™, Unified Security Gateway™, KaraDJ™ and combinations thereof are trademarks of O_2Micro. The O_2Micro logo and text, AudioDJ®, Breathing Life into Mobility®, Intelligent Inverter®, S.A.F.E. Technology®, SmartCardBus®, SmartCardSensing®, PO_2WER®, SuperDJ®, the O_2Micro SMART CARD ENABLED Logo, Cool Charge®, Succendo®, Phase-on-demand®, PO_2WER-ON-DEMAND®, ResponsiveCOMMAND®, O_2Micro Security Logo bug, Breathing Life into Security®, SifoWorks®, MagicStar®, ExpressSwitch®, Topology-on-Demand®, Constant-Ripple-Current®, Cool Battery Technology®, FilePass®, UDesk®, SifoML®, SifoScopes®, SifoView®, 360WEB®, 360 DEGREE WEB®, WEBLOCKSMITH®, Battery Balancing on Demand®, Bleeding-on-Demand®, CO_2OL Battery Technology®, ALT®, and combinations thereof are registered trademarks of O_2Micro. The absence of the trademark symbol in any of the product names or logos belonging to O_2Micro, appearing anywhere in the text of this document does not constitute a waiver of O_2Micro's trademark or other intellectual property rights concerning that name or logo. All other product and brand names are trademarks and/or registered trademarks of their respective owners.

This Annual Report to Shareholders contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our future results of operations and business prospects. These forward-looking statements are based upon our current assumptions and beliefs in light of the information currently available to us. Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. The statements in this Annual Report are subject to risks and uncertainties, including, among others, certain economic, political and technological factors. Actual results could differ materially from those stated or implied in this Annual Report to shareholders, due to, but not limited to, such factors as reduced demand for products of electronic equipment by manufacturers which include O_2Micro's products; adverse economic conditions generally or specifically affecting O_2Micro's markets; technical difficulties and delays in the product development process; and product and manufacturing errors in O_2Micro's products and its customers' products. You are also referred to our Form F-1 filed in connection with O_2Micro's initial public offering in August 2000, our Form F-3 filed in connection with our public offering in November 2001, and our annual Form 20-F's, all of which are on file with the SEC and identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. We assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

We file annual reports on Form 20-F and furnish current reports on Form 6-K with the SEC. You may read and copy this information at the SEC's Public Reference Room at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 233 Broadway, New York, New York 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Certain of our SEC filings are also available to the public from the SEC's website at **http://www.sec.gov**.